Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-208761) of SciVac Therapeutics Inc. of our report dated February 25, 2016, on our audits of the consolidated financial statements of VBI Vaccines Inc. and subsidiaries (“the Company”) as of December 31, 2015 and 2014, and for the years then ended. We also consent to the reference to us under the heading “Experts” in the Registration Statement.

Our report, dated February 25, 2016, contains an explanatory paragraph that states that VBI Vaccines Inc. has incurred recurring operating losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

February 26, 2016